STATE OF MISSOURI
                            PUBLIC SERVICE COMMISSION

At a Session of the Public Service
Commission held at its office in Jefferson City on the 1st day of June, 2000.


In the Matter of the Application of        )
The Empire District Electric Company for   )
Permission and Authority to Transfer a     )
Partial, Undivided Interest in Certain     )
Generation Facilities, Land and Related    ) Case No. EM-2000-145
Property Owned by It to Westar Generating, )
Inc., in Accordance with a Contract Dated  )
July 26, 1999.                             )
In the Matter of the Application of        )
Westar Generating, Inc. for a Certificate  )
of Public Convenience and Necessity        )
Authorizing it to Construct, Install,      )
Own, Operate, Control, Manage, and         ) Case No. EA-2000-153
Maintain Electric Production Facilities    )
in Jasper County, Missouri, Pursuant to    )
the terms of a July 26, 1999 Agreement for )
the Construction, Ownership and Operation  )
of State Line Combined Cycle Generating    )
Facility. )

        ORDER APPROVING APPLICATION TO TRANSFER ASSETS AND ORDER GRANTING
                    CERTIFICATE OF CONVENIENCE AND NECESSITY

On August 13, 1999, The Empire District Electric Company (Empire) filed an application with the Commission requesting permission and authority to sell and transfer an interest in certain assets to Westar Generating, Inc. (WGI) for the purpose of constructing additional electric generating facilities at the "State Line" facility owned by Empire. That application was assigned case number EM-2000-145. The application indicates that Empire, in conjunction with WGI, plans to construct a 500 megawatt combined cycle generating station utilizing portions of the existing site and State Line Unit 2. Empire and WGI will have a joint ownership in certain common facilities, the land and in the existing and new facilities pursuant to a Construction, Ownership and Operation Agreement dated July 26, 1999.

On August 17, 1999, WGI filed an application with the Commission for a certificate of public convenience and necessity to allow it to "construct, install, own, operate, control, manage and maintain" the electric generating facilities that Empire seeks to convey to it. WGI's application was assigned case number EA-2000-153.
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On August 17,  1999,  the  Commission  issued an Order and Notice in case number
EM-2000-145 that directed interested parties wishing to intervene in that case to file an application on or before September 7, 1999. Similarly, on August 20, 1999, the Commission issued an Order and Notice in case number EA-2000-153 directing interested parties to file an application to intervene on or before September 9. No party requested intervention in either case.

In response to a Joint Motion to Consolidate filed by Empire and WGI in both cases, the Commission consolidated the two applications into a single case by an order issued on August 31, 1999. No party has requested a hearing. The requirement for a hearing is met when the opportunity for hearing has been provided and no proper party has requested the opportunity to present evidence. State ex rel. Rex Deffenderfer Enterprises, Inc. v. Public Service Commission, 776 S.W.2d 494, 496 (Mo. App. 1989). Since no one has asked permission to intervene or requested a hearing, the Commission may grant the relief requested based on the application.

On May 11, 2000, Staff filed a recommendation and memorandum. No party filed a response to that recommendation and memorandum. Based on its review and analysis, the Staff concludes that Empire has demonstrated that its application to sell and transfer certain assets to WGI is "not detrimental to the public interest." Staff recommends that the Commission issue an order granting Empire's application. Further, Staff recommends that the Commission reserve all ratemaking treatment associated with this transaction for a future rate proceeding.

With regard to WGI's application for a certificate of convenience and necessity, Staff states that WGI is not requesting authority to provide retail service within the area for which it seeks certification, as that area is the same as that in which Empire currently operates its State Line facility. Indeed WGI does not have any retail customers anywhere in Missouri. This fact raises the question of whether or not WGI should be required to apply for a certificate of convenience and necessity.

Staff's recommendation indicates that Section 393.170.1, RSMo 1994 states, in pertinent part, "No . . . electrical corporation . . . shall begin construction of a[n] . . . electric plant . . . without first having obtained the approval of the commission." Section 386.020(15), RSMo Supp. 1999, in pertinent part, defines an electrical corporation as including: "every corporation . . . owning, operating,  controlling  or managing any electric plant . . . ." In State ex rel
Danciger & Co. v. Public Serv. Comm'n, 205

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S.W. 36 (Mo.  1918),  the  Missouri  Supreme  Court added a  requirement  to the statutory definition by finding that an electric corporation is not subject to regulation by the Commission unless it is offering electricity for "public use." The question then becomes whether or not WGI will be offering electricity for "public use."

WGI does not have any customers in Missouri at this time. However, in Staff's opinion, WGI's ownership interest, in partnership with Empire, a utility regulated by the Commission, in a facility that will serve retail customers in this state implicates the interests of Missouri ratepayers and justifies the exercise of the Commission's authority. Staff concludes that WGI's project is necessary or convenient for the public service and should be approved and a certificate of convenience and necessity should be granted.

The Commission has reviewed the applications of Empire and WGI, the accompanying documentation, and Staff's recommendation and memorandum. The Commission finds that Empire's application to sell and transfer certain assets to WGI is not detrimental to the public interest and should be approved. The Commission also finds that WGI's application for a certificate of convenience and necessity is necessary and convenient for the public service and should be approved.

IT IS THEREFORE ORDERED:

1. That the Application filed by The Empire District Electric Company for authority to sell and transfer certain assets to Westar Generating, Inc. is approved.

2. That nothing in this order shall be considered a finding by the Commission of the value for ratemaking purposes of the transactions approved by this order.

3. That the Commission reserves the right to consider any ratemaking treatment to be afforded the transactions approved by this order in a later proceeding.

4. That no later than 90 days after the closing date of the transaction, The Empire District Electric Company shall submit to Staff (Utility Services) a copy of all journal entries made in connection with this sale and transfer.

5. That the application filed by Westar Generating, Inc., for a certificate of convenience and necessity is granted.

6. That Westar Generating, Inc., is granted a certificate of convenience and necessity to construct, install, own, operate,

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control,  manage and maintain electric facilities in Jasper County,  Missouri in an area set forth on the maps attached to its Application as Appendix 2. A legal description of the area is attached to Westar's Application as Appendix 3.

7. That this order shall become effective on June 13, 2000.

BY THE COMMISSION





Dale Hardy Roberts
Secretary/Chief Regulatory Law Judge

( S E A L )

Lumpe, Ch., Murray, Schemenauer,
and Drainer, CC., concur

Woodruff, Regulatory Law Judge


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